Exhibit 99.1

Hanwha Q CELLS Announces Completion of Going-Private Transaction

Seoul, South Korea, January 16, 2019 – Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today announced the completion of its merger (the “Merger”) with and into Hanwha Solar Holdings Co., Ltd. (the “Hanwha Solar”), a wholly-owned subsidiary of Hanwha Chemical Corporation incorporated in the Republic of Korea (“Hanwha Chemical”), pursuant to the plan of merger executed on October 15, 2018 by and between Hanwha Solar and the Company (the ”Plan of Merger”) and filed with the Registrar of the Companies of the Cayman Islands as of January 16, 2019. As a result of the Merger, the Company will cease to exist, and Hanwha Solar will continue as the surviving company (the “Surviving Company”) as a wholly-owned subsidiary of Hanwha Chemical. Under the laws of the Cayman Islands, holders of the ordinary shares (“Ordinary Shares”) or the American Depositary Shares of the Company (“ADSs”) were not required to vote or direct the vote of such ordinary shares or ADSs, as applicable, with respect to the Merger, and will not be able to exercise any dissenters’ rights under the laws of the Cayman Islands.

Under the terms of the Plan of Merger, each Ordinary Share issued and outstanding immediately prior to the effective date of the Merger (the “Effective Date”) has been cancelled in exchange for the right to receive $0.198 without interest, and because each ADS represents 50 Ordinary Shares, each outstanding ADS represents the right to receive $9.90 without interest (less $0.05 per ADS cancellation fees and a depositary service fee (DSF) of $0.02 per ADS, net of any applicable withholding taxes) (the “Merger Consideration”), except for Ordinary Shares owned by Hanwha Solar, which have been cancelled and cease to exist without payment of any consideration or distribution in respect thereof.

Each shareholder of the Company as of the Effective Date who is entitled to the Merger Consideration will receive a letter of transmittal and instructions from the paying agent on how to surrender its share certificates (or affidavits and indemnities of loss in lieu of the share certificates) or non-certificated shares represented by book entry in exchange for the Merger Consideration. Each certificated shareholder will surrender its share certificate(s) upon receipt of the letter of transmittal and each uncertificated shareholder will receive an amount equal to the amount of the Merger Consideration to which such holder is entitled as soon as practicable after the Effective Date. As soon as practicable after receiving the aggregate Merger Consideration from the paying agent, The Bank of New York Mellon, as the depositary with respect to ADSs, will pay $ 9.90 per ADS without interest (less $0.05 per ADS cancellation fees and a depositary service fee (DSF) of $0.02 per ADS, net of any applicable withholding taxes) to the holders of ADSs.

The Company also announced today that it has requested that trading of its ADSs on The Nasdaq Stock Market (the “NASDAQ”) be suspended as soon as practicable by requesting the NASDAQ to file a notification on Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the ADSs. The Company then intends to terminate the registration of its registered securities and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC. The Company’s reporting obligations will be suspended immediately as of the filing of the Form 15.

In connection with the Merger, Houlihan Lokey Capital, Inc. is serving as financial advisor to the Special Committee, Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee, and Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Special Committee.

In connection with the Merger, Citigroup Global Markets Korea is serving as financial advisor to Hanwha Solar, Cleary Gottlieb Steen & Hamilton LLP is serving as U.S. legal counsel to Hanwha Solar, and Walkers is serving as Cayman Islands legal counsel to Hanwha Solar.

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About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ: HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the second quarter and the full year 2018, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include pending administrative and civil actions in the United States under existing or potential new statutes and regulations governing trade between the United States and other countries, and potential antidumping, countervailing or other duties imposed on goods imported into the United States, as well as the Company’s access to new capacity from an affiliate. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.